Exhibit 99.1

Above Food Ingredients Inc. Provides Update on Completion of Fiscal 2025 Audit and Readiness to File Form 20-F

Regina, Saskatchewan – March 27, 2026 – Above Food Ingredients Inc. (Nasdaq: ABVE) (“Above Food” or the “Company”) today provided an update on the audit of its consolidated financial statements for the fiscal year ended January 31, 2025 (“Fiscal 2025”) and the Company’s related annual report on Form 20-F (the “Form 20-F”).

The Company confirms that the audit process has been substantively completed and that the Form 20-F has been prepared and is ready to be filed with the U.S. Securities and Exchange Commission (“SEC”), subject only to certain required third-party confirmations and final review procedures. Although the Company had expected to receive these confirmations by now, their substance has already been communicated and what remains is for the professionals involved to finalize the form of those confirmations, which is expected to be resolved swiftly.

As previously disclosed, shortly after Fiscal 2025 the Company completed the restructuring and disposal of a material subsidiary that is now under receivership (the “Disposed Subsidiary”). The outstanding confirmation relates to the court-appointed receiver of the Disposed Subsidiary and is required in connection with verification of the related disclosures in the Form 20-F. Upon receipt of this confirmation in an acceptable form, the Company intends to promptly proceed with the completion and filing of the Form 20-F with the SEC.

The Company remains well within the filing extension period that the Nasdaq Hearings Panel has discretion to approve and continues to keep all key stakeholders apprised of its progress. Following the filing of the Form 20-F, the Company expects to file its 2026 interim financial statements within the subsequent days and then move swiftly to complete its impending corporate transactions.

Lionel Kambeitz, Chief Executive Officer and Executive Chairman of Above Food, commented: “Our team and advisors have worked relentlessly to bring this audit process to the point of substantive completion, and we are now fully focused on resolving the final procedural items. We are deeply grateful for the patience and support of our shareholders, partners, and other stakeholders as we complete this last step in addressing the audit complexities arising from our historical restructuring.

Once our Form 20-F and interim financial statements are filed, thereby enabling the Company to regain full compliance with Nasdaq requirements, we will have a clear runway to rapidly execute on our impending corporate and commercial opportunities. We are confident that delivering on these transformational transactions will unlock substantial value in shareholder returns, and we look forward to updating our shareholders on these developments over the coming days.”

About Above Food Ingredients Inc.

Above Food Ingredients Inc. (Nasdaq: ABVE ) is an agricultural and food technology company whose vision is to create a healthier world — breaking the cycle of world hunger, one seed, one field, and one bite at a time. Above’s robust chain of custody of plant proteins and proprietary seed development capabilities, leverage the power of artificial intelligence-driven genomics and agronomy, and together with Palm’s financial technologies will help to break the global cycle of hunger.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions.

Forward-looking statements represent current judgments about possible future events, including, but not limited to statements regarding expectations or forecasts of business, operations, financial performance, prospects, and other plans, intentions, expectations, estimates, and beliefs relating to the proposed transaction between Above Food and Palm Global, such as statements regarding the combined operations and prospects of Above Food and Palm Global, the current and projected market, growth opportunities and synergies for the combined company, the expected composition of the management and board of directors of the combined company, the expected trading of the combined company on the Nasdaq, the filing and approval of the Registration Statement and the Prospectus, and the timing and completion of the proposed transaction, including the satisfaction or waiver of all the required conditions thereto.

Factors that could cause actual events to differ include, but are not limited to:

•	all conditions to the proposed transaction being met, including Above Food and Palm Global agreeing to a form of plan of arrangement, as well as other conditions set forth in the definitive merger agreement;

•	the expected timing of regulatory approvals relating to the proposed transaction, the businesses of Above Food and Palm Global and of the combined company and product launches of such businesses and companies;

•	Above Food’s inability to file or make effective the Registration Statement or the final Prospectus with the respective regulators;

•	Above Food, Palm Global and the combined company’s compliance with, and changes to, applicable laws and regulations;

•	Above Food and the combined company’s ability to list the common shares of the combined company on Nasdaq;

•	the ability to successfully integrate the businesses of Above Food and Palm Global after the completion of the proposed transaction;

•	the combined company’s ability to achieve the expected benefits from the proposed transaction within the expected time frames or at all; and

•	the incurrence of unexpected costs, liabilities or delays relating to the proposed transaction.

Forward-looking statements are based on the current expectations of Above Food's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider all of the risks and uncertainties described in the documents filed by Above Food with the United States Securities and Exchange Commission (“SEC”), which is available on EDGAR at www.sec.gov/edgar.shtml. There may be additional risks that Above Food presently does not know or that Above Food currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Above Food’s expectations, plans or forecasts of future events and views as of the date of this communication. Above Food anticipates that subsequent events and developments will cause Above Food’s assessments to change. However, while Above Food may elect to update these forward-looking statements in the future, Above Food specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Above Food’s assessments as of any date subsequent to the date of this communication. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

It is possible that the Merger may not occur on the terms provided herein or in the Merger Agreement, on the expected timing or at all. In the event that the Merger is terminated Above Food may be liable to pay a termination fee to Palm Global, subject to the precise terms of the Merger Agreement.

Additional Information and Where to Find It:

INVESTORS AND SECURITY HOLDERS OF ABOVE FOOD ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABOVE FOOD. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Above Food through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Above Food are also available free of charge on Above Food's website at https://abovefood.com or by contacting Above Food's Investor Relations Department at 2305 Victoria Ave #002, Regina, Saskatchewan, Canada, S4P 0S7

Contacts Media:

media@abovefood.com

Investors:

investors@abovefood.com